Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Three Months Ended
(In millions)	March 31,

	2013	2012

Portion of rentals representing interest,
including discontinued operations	$6	$6

Capitalized interest,
including discontinued operations	5	19

Other interest and fixed charges,
including discontinued operations	73	54

Total fixed charges (A)	$84	$79

Earnings-pretax income with
applicable adjustments (B)	$1,442	$1,399

Ratio of (B) to (A)	17.17	17.71